SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

ON  TRACK  INNOVATIONS  LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 1st, 2004

Press Release

FOR IMMEDIATE RELEASE

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Maggie Johns
Director of Corporate Communication	PortfolioPR
212-421-0333	212-736-9224
Galit@otiglobal.com	pholm@portfoliopr.com / mjohns@portfoliopr.com

OTI ANNOUNCES THE 200TH GAS STATION WITH ITS
PETROLEUM PAYMENT SYSTEM IN TURKEY

More Than 25,000 Fleet Vehicles Have Already Joined the Program

Cupertino, CA –March 1, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, announced today the completion of the 200th gas station of Turcas Petrol A.S, the fourth largest producer and distributor of petroleum products in Turkey, with OTI contactless petroleum payment solution. In 2003, 70 million liters (18.5 million gallons) went through the system. This signals another country that has adopted OTI petroleum payment solutions and another oil company to enjoy the benefits of the product.

OTI’s petroleum payment system benefits both oil companies and commercial fleet operators. The program monitors and expedites the fueling and payment process, and permits the fueling of designated vehicles only, eliminating potential fraud. In addition, the system provides comprehensive billing, while reporting fuel consumption and mileage.

Late last year, OTI announced new EasyFuelTM wireless petroleum payment system installations in Mexico and Spain. In addition, OTI recently reported that its petroleum payment program, branded as FuelMasterTM by BP in Southern Africa, reported record volume growth – from 100M liters (26M gallons) in 2002 to 175M liters (46M gallons) in 2003. This increase makes the FuelMasterTM payment system one of the most successful launches of a payment program in the petroleum industry.

Moshe Aduk, Vice President of OTI’s Petroleum Solutions said, “The addition of the 200 Turcas Petrol A.S. locations and 25,000 vehicles to OTI’s petroleum payment program represents an important milestone for OTI. Following our announcement about implementations in Mexico and Spain, and based on the success of BP FuelMasterTM program in Southern Africa, the Turcas Petrol A.S. program is another testimony to OTI’s strength in the petroleum payment business.”

Peter Rubinstein, President of Karizma Elektrik Elektronik Ltd., which distributes OTI’s petroleum payment solution in Turkey, said: “We found OTI’s petroleum payment solution to be reliable and innovative. It provides a strong value proposition for our customers and we expect the success of the system to continue.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, micropayments, mass transit ticketing, parking, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com